 **STARFIELD** RESOURCES INC.

NEWS

Starfield Resources Inc. Files a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada)

Toronto, Ontario – March 7th, 2013 – Starfield Resources Inc. (TSX:SRU) ("Starfield", the "Company") today announced that, with the authorization and approval of its board of directors, Starfield has filed a Notice of Intention to Make a Proposal ("Notice of Intention") pursuant to the provisions of Part III of the *Bankruptcy and Insolvency Act* (Canada) (the "BIA").

Pursuant to the Notice of Intention, PricewaterhouseCoopers Inc. ("PWC") has been appointed as the trustee in the Company's proposal proceedings (the "Proposal Trustee") and in that capacity will monitor and assist the Company in its restructuring efforts.

As previously announced, PWC has been engaged by Starfield since November 2012 to assist management and the board of directors of Starfield in assessing Starfield's strategic options. In that capacity PWC has been working with the Company to solicit proposals for an investment in the Company or an acquisition of the Company or its assets.

The Company intends to continue that sale or investment solicitation process ("SISP") and expects to bring an application to the Ontario Superior Court of Justice in the near future seeking, among other relief, authorization to continue the SISP on a defined timeline.

The filing of the Notice of Intention has the effect of imposing an automatic stay of proceedings that will protect the Company and its assets from the claims of creditors and others while the Company pursues its restructuring efforts.

There can be no guarantee that the Company will be successful in its restructuring efforts. Failure by the Company to achieve its restructuring goals will likely result in the Company becoming bankrupt.

All inquiries regarding the BIA proceedings should be directed to the Proposal Trustee at 416-687-8080. Court materials and other information about the BIA proceedings will be available on the Proposal Trustee's website at www.pwc.com/car-starfield.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on) and the Superior copper project in California with two significant copper prospects, one of which has a historical copper resource.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements including delisting on the TSX, listing opportunities on the TSX Venture Exchange or NEX and the outcome of the assessment of strategic options. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the ability to meet TSX listing requirements within the specified time frame, success of completing any strategic option, the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change except where required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:	
Philip S. Martin President and CEO 416-860-0400 ext 222 pmartin@starfieldres.com	Wayne Fraser Interim Chief Financial Officer 416-860-0400 wfraser@starfieldres.com